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AB 3/2

[redacted]

12011709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington, DC

SEC FILE NUMBER
8- 36086

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ARMA FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18899 N. THOMPSON PEAK PARKWAY SUITE 100
(No. and Street)

SCOTTSDALE (City) ARIZONA (State) 85255 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MERRILL J. SAURIOL (480) 505-4004
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOSS ADAMS, LLP
(Name – *if individual, state last, first, middle name*)

8800 E. RAINTREE DR., #210 (Address) SCOTTSDALE (City) ARIZONA (State) 85260 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MERRILL J. SAURIOL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ARMA FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
TINA D. DUBOVICK
NOTARY PUBLIC - State of Arizona
MARICOPA COUNTY
My Comm. Expires Dec. 28, 2013

[signature]
Signature

CHAIRMAN/CEO
Title

Tina D. Kennedy - formerly Tina D. Dubovick
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSS-ADAMS LLP
Certified Public Accountants | Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
ArMA Financial Services, Inc.

We have audited the accompanying statement of financial condition of ArMA Financial Services, Inc. (an Arizona corporation) as of December 31, 2011 and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

As more fully described in Note 1 to the financial statements, ArMA Financial Services, Inc. has not consolidated ArMA Membership Benefits, Inc., a variable interest entity where ArMA Financial Services, Inc. is the primary beneficiary, that would require consolidation in accordance with accounting principles generally accepted in the United States. If the financial statements of ArMA Membership Benefits had been consolidated with those of ArMA Financial Services, total assets and liabilities would have increased by approximately $203,000 and $77,000, respectively, at December 31, 2011 and net income would have decreased by approximately $6,500 for the year then ended.

In our opinion, except for the effects of not consolidating ArMA Membership Benefits, Inc. as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of ArMA Financial Services, Inc. as of December 31, 2011 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules as listed in the table of contents is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934, is presented for purposes of additional analysis, and is not a required part of the financial statements. Such information has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Scottsdale, Arizona
February 21, 2012

ASSETS

	DECEMBER 31, 2011
CURRENT ASSETS	
Cash and cash equivalents	$ 91,889
Management fees receivable	136,882
Total current assets	228,771
Goodwill	149,034
Deferred tax asset	59,193
Guarantee deposit	50,000
Other assets	7,353
Total assets	$ 494,351

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 5,862
Total current liabilities	5,862
Deferred tax liability	103,009
Total liabilities	$ 108,871
STOCKHOLDERS' EQUITY	
Common stock - no par value; 2,000 shares authorized, 2,000 shares issued and outstanding	20,000
Additional paid-in capital	91,137
Retained earnings	274,343
Total stockholders' equity	385,480
Total liabilities and stockholders' equity	$ 494,351

See accompanying notes.

ARMA FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2011	
	AMOUNT	% OF REVENUE
REVENUE		
Commissions	$ 535,828	39%
Management fees	855,432	61%
Other	42	0%
Total revenue	1,391,302	100%
EXPENSES		
Amortization	14,825	1%
Clearing costs	183,393	13%
Interest	828	0%
Management fees paid to affiliate	1,222,000	88%
Other	21,655	2%
Quotations and research	27,051	2%
Total expenses	1,469,752	106%
Loss before provision for income taxes	(78,450)	-6%
Provision for income taxes	52,255	4%
NET LOSS	$ (130,705)	-9%

See accompanying notes.

ARMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2010	2,000	$ 20,000	$ 91,137	$ 405,048	$ 516,185
Net loss	-	-	-	(130,705)	(130,705)
Balance at December 31, 2011	2,000	$ 20,000	$ 91,137	$ 274,343	$ 385,480

See accompanying notes.

ARMA FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Balance at December 31, 2010	$ -
Activity	-
Balance at December 31, 2011	$ -

See accompanying notes.

	YEAR ENDED DECEMBER 31, 2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 1,425,194
Cash paid for management fees and other expenses	(1,449,543)
Interest paid	(828)
State income taxes paid	(50)
Net cash used by operating activities	(25,227)
CASH FLOWS FROM FINANCING ACTIVITIES	
Principal payments on notes payable	(24,172)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(49,399)
CASH AND CASH EQUIVALENTS, beginning of year	141,288
CASH AND CASH EQUIVALENTS, end of year	$ 91,889
RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Net loss	$ (130,705)
Adjustments to reconcile net loss to net cash provided by operating activities	
Amortization	14,825
Unrealized gain on investment	(234)
Deferred taxes	52,205
Decrease in	
Management fees receivable	34,126
Increase in	
Accounts payable	4,556
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ (25,227)

Note 1 - Organization

ArMA Financial Services, Inc. (the "Company") was incorporated in April 1986 in the State of Arizona. The Company acts as a securities broker-dealer providing retirement and financial planning services. The Company and its Affiliate were wholly owned subsidiaries of Arizona Medical Association, Inc. ("ArMA, Inc.") until June 30, 2001. ArMA Membership Benefits, Inc. (the "Affiliate") provides the Company with all personnel, office space, equipment, financial services and administrative services for a management fee which is a mutually agreed upon amount, and may not represent the cost of obtaining such services from an unrelated entity.

Effective July 1, 2001, both the Company and its Affiliate was sold to two officers of the Company by ArMA, Inc. for $75,000 plus an additional $925,000 to be paid by the Company and the Affiliate over the next ten years for continued use of the Company's and Affiliate's names. It also specified that ArMA, Inc. would be paid approximately $300,000 for certain net assets of the Company and its Affiliate existing at the purchase date. Notes payable associated with these obligations have been recorded net of an imputed discount of 9% and allocated equally between the Company and its Affiliate. The purchase price has been allocated equally between the Company and its Affiliate as to the tangible assets, goodwill and other intangible assets.

In June 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-17, *"Improvements to financial Reporting by Enterprises Involved with Variable Interest Entities".* This guidance requires a qualitative approach to identifying a controlling financial interest in a variable interest entity (VIE) and requires an ongoing assessment of the primary beneficiary of the VIE based on an evaluation to determine whether an entity has: (a) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance, and (b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Affiliate is related through common controlling ownership and management, and has no other substantial operations other than providing management and administrative services to the Company. The Affiliate is a VIE through common ownership and a management agreement (Note 6). The Company has the power to direct the activities of the VIE and is therefore the primary beneficiary. Accounting principles generally accepted in the United States, require the Company to consolidate the Affiliate in these financial statements. Management has elected not to consolidate the Affiliate in these financial statements. Had the Affiliate been consolidated in these financial statements total assets and liabilities would have increased by approximately $203,000 and $77,000, respectively, at December 31, 2011 and net income would have decreased by approximately $6,500 for the year then ended.

Note 2 - Summary of Significant Accounting Policies

Cash and cash equivalents - The Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. The Company, in the normal course of business, maintains checking and savings accounts with banking and investment institutions. Bank balances did not exceed Federal Deposit Insurance Corporation's insurance limits at December 31, 2011. Cash balances maintained at an investment company are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000, and are also additionally protected by supplemental coverage carried by the investment company. Cash balances held by an investment company did not exceed insured limits at December 31, 2011.

Accounts receivable - Management believes that all management fees receivable at December 31, 2011 are collectible, and as such, has not provided an allowance on these amounts. The Company determines any required allowance by considering a number of factors including the length of time accounts receivable are past due and the Company's previous loss history. The Company records a reserve account for accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

Commissions - Securities transactions and related commission income and expenses are recorded on a settlement date basis. Payment of commissions to the Company is subject to commission income received by the clearing broker. Commission expenses are included in management fees paid to the Affiliate.

Management fees - The Company provides an option whereby customers can pay a fixed management fee ranging from one quarter of one percent to two percent of their assets under management per annum paid quarterly with no commission depending on the type and size of the portfolio.

Guarantee deposit - Regulatory guidelines require that the Company maintain a guarantee deposit with the Company's clearing organization.

Goodwill and intangible assets - As part of the purchase of ArMA Financial Services, Inc. from ArMA, Inc. at July 1, 2001, the Company acquired intangible assets of $295,265. Of that amount, $161,410 was assigned to an asset associated with royalties, which is being amortized on the straight-line method over the estimated useful life of ten years. The remaining balance of acquired intangible assets has been assigned to trademark license fees, which is being amortized on the straight-line basis over the estimated useful life of ten years. Acquired goodwill of $149,034 is not subject to amortization. Management conducted an annual impairment analysis and believes that there has been no impairment of the valuation of the Company's goodwill or intangible assets as of December 31, 2011. Management also believes that the current estimate of the useful lives of intangible assets is still reasonable and valid.

Note 2 - Summary of Significant Accounting Policies (continued)

Income taxes – Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax basis of assets and liabilities at the applicable enacted tax rates. A valuation allowance is provided when it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The Company evaluates the realizability of its deferred tax assets by assessing its valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

The Company recognizes the tax benefits from uncertain tax position only if it more-likely-than-not that the tax positions will be sustained on examination by the tax authorities, based on the technical merits of the position. Tax benefits are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to income tax matters.

Financial instruments - Financial instruments consist primarily of cash and cash equivalents, management fees receivables and notes payable. Cash and cash equivalents are stated at cost which approximates fair value. The carrying amount of management fees receivable and notes payable approximate fair value due to the short-term maturities of the instruments.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events - Subsequent events are events or transactions that occur after the statement of financial condition date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the statement of financial condition date and before financial statements are available to be issued. The Company has evaluated subsequent events through February 21, 2012, which is the date the financial statements were available for issue.

Note 3 - Intangible Assets

Following is a summary of intangible assets subject to amortization as of December 31, 2011:

Intangible assets subject to amortization	
Royalty	$ 161,410
Trademark license	133,855
	295,265
Less accumulated amortization	(295,265)
Net intangible assets subject to amortization	-
Goodwill	149,034
Total intangible assets	$ 149,034

Amortization expense was $14,825 for the year ended December 31, 2011.

Note 4 - Net Capital Requirements

The Company is subject to the Securities Exchange Act of 1934 (the "Act") uniform net capital rule, which requires the maintenance of minimum net capital (as defined) and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2011, the Company had net capital of $94,985 of which $89,985 was in excess of its required net capital. At December 31, 2011, the Company's aggregate indebtedness to net capital ratio was .06 to 1.

Note 5 - Commitments and Contingencies

The Company is exempt from the provisions of Rule 15c3-3 of the Act under Section (K)(2)(B) as it clears all transactions with and for customers on a fully disclosed basis with a clearing broker, and promptly transmits all customer funds and securities to the clearing broker which maintains all of the accounts of such customers and preserves all required and customary records. The Company remains contingently liable for losses that might be incurred on these accounts.

Effective October 2010, the Company became the lessee on a ten year lease for new office space. The monthly lease obligation is paid by the Affiliate and the Company effectively pays rent to its Affiliate as a component of the management fee discussed in Note 6, therefore no rent expense is included in these financial statements.

Note 5 - Commitments and Contingencies (continued)

At December 31, 2011, future minimum lease payments are as follows:

2012	$ 122,256
2013	122,256
2014	122,256
2015	128,624
2016	147,726
Thereafter	553,973
Total	$ 1,197,091

Certain payroll related obligations are established through agreements with personnel and the Affiliate. Those obligations will ultimately be paid by proceeds from management fees paid by the Company to the Affiliate.

Note 6 - Related Party Transactions

The Company has an arrangement with its affiliate, ArMA Membership Benefits, Inc., whereby the Company pays the Affiliate a discretionary management fee for use of all personnel and management of administrative matters. Management fees paid to ArMA Membership Benefits, Inc. totaled $1,222,000 for the year ended December 31, 2011.

Note 7 - Income Taxes

The following table presents the current and deferred income tax provision (benefit) for federal and state income taxes:

	2011
Current tax provision	
Federal	$ -
State	50
Total current tax expense	50
Deferred tax provision	
Federal	43,504
State	8,701
Total deferred tax expense	52,205
Total tax expense	$ 52,255

Note 7 - Income Taxes (continued)

The actual income tax expense differs from the "expected" income tax expense (computed by applying the corporate federal tax rate of 35% to U.S. income before income taxes), primarily due to state taxes and the change in the valuation allowance.

Current income taxes are based upon the year's taxable income for federal and state tax reporting purposes. Deferred income taxes (benefits) are provided for certain income and expenses, which are recognized in different periods for tax and financial reporting purposes.

Deferred tax assets and liabilities are computed for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income.

Significant components of our net deferred tax asset or liability at December 31, 2011 are as follows:

	2011
Deferred tax assets	
Net operating loss carryforward	$ 104,323
Intangibles other than goodwill	37,204
Other	2,441
Total	143,968
Less valuation allowance	(84,775)
Total deferred tax assets	59,193
Deferred tax liabilities	
Management fee	57,490
Intangibles - goodwill	43,816
Other	1,703
Total deferred tax liabilities	103,009
Net deferred taxes	$ (43,816)

During the year ended December 31, 2011, the Company increased the valuation allowance by $84,775 against deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax asset that, more-likely-than-not, will be realized. Realization of the deferred tax assets is dependent upon generating sufficient future taxable income in the period that temporary differences and carryforwards are expected to be available to reduce taxable income.

Note 7 - Income Taxes (continued)

At December 31, 2011, the Company had federal net operating loss carryforwards of $248,389, which will begin to expire in 2025. At December 31, 2011, the Company had Arizona net operating loss carryforwards of $232,260, which will begin to expire in 2012.

As of December 31, 2011, the Company had no unrecognized tax benefits. The Company does not anticipate that the amount of unrecognized tax benefits will significantly increase or decrease in the next 12 months. There were no interest and penalties accrued for the years ended December 31, 2011. The Company files U.S. federal and Arizona income tax returns. The Company is no longer subject to income tax examinations by taxing authorities for years before 2007 for its federal filings and 2006 for its Arizona filings.

SUPPLEMENTAL INFORMATION

ARMA FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

		DECEMBER 31, 2011
NET CAPITAL		
Total stockholders' equity		$ 385,480
Additions		
Deferred tax liabilities related to nonallowable assets	101,306	
Liabilities subordinated to claims of general creditors	-	
		101,306
Deductions		
Nonallowable assets		
Management fees receivable	136,882	
Goodwill	149,034	
Deferred income taxes	59,193	
		345,109
Haircuts on securities		2,876
Net capital		$ 138,801
AGGREGATED INDEBTEDNESS		
Total liabilities		$ 108,871
Less nonaggregate indebtedness liabilities		103,009
Aggregate indebtedness		$ 5,862
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6 2/3% of total aggregate indebtedness or $5,000, whichever is greater)		$ 5,000
EXCESS NET CAPITAL		$ 133,801
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		4.22%
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.06 to 1

The Company operates pursuant to the (K)(2)(i) exemption of the Act Rule 15c3-3 and does not hold customer funds or securities. Therefore, it is exempt from the reserve formula calculations and possession and control computations.

ARMA FINANCIAL SERVICES, INC.
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

	YEAR ENDED DECEMBER 31, 2011
Net capital per the broker's unaudited FOCUS report, Part IIA and net capital as audited	$ 138,801

No adjustments were proposed to net capital per the broker's amended and final unaudited FOCUS report, Part IIA as a result of our audit.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors of
ArMA Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of ArMA Financial Services, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted by the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 21, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
ArMA Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by ArMA Financial Services, Inc. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $10 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the period from January 1, 2011 to December 31, 2011, noting no differences.

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company. The Company reported $264 on line 2b (4). The supporting schedule reflects a balance of $279.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments in Form SIPC-7, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7 and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Scottsdale, Arizona
February 21, 2012

ARMA FINANCIAL SERVICES, INC.
SCHEDULE OF ASSESSMENT PAYMENTS TO THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE PERIOD FROM JANUARY 1, 2011 TO DECEMBER 31, 2011

Date Paid	Amount Paid
July 18, 2011	$ 1,305.00
February 1, 2012	1,697.00
	$ 3,002.00

Report of Independent Registered Public Accounting Firm and Financial Statements with Supplemental Schedules for

ArMA Financial Services, Inc.

December 31, 2011

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